Exhibit 99.5

NICE and RapidSOS Transform Investigations by Integrating
Incident Intelligence and Emergency Data Clearinghouse Solutions

Integration extends RapidSOS’ enhanced emergency information beyond real-time incident handling to empower post-incident reconstruction

Hoboken, N.J., August 12, 2019 – NICE (Nasdaq: NICE) has successfully completed a technology integration of its NICE Inform incident intelligence solution with the RapidSOS Clearinghouse. The integration of the two solutions extends RapidSOS’ enhanced emergency information beyond real-time incident handling to transform incident reconstruction and investigations for 911 centers.

Used by thousands of public safety agencies nationwide for faster response and improved situational awareness, the RapidSOS Clearinghouse provides life-saving data from millions of connected devices directly to 911 and first responders in an emergency. The technology gives 911 centers access to a caller’s more accurate device location, saving precious time in an emergency.

As a result of a recently completed integration with NICE Inform, that same device location data is now also empowering 911 center managers with more precise, post incident reconstruction and incident intelligence tools.

“It’s a game changing solution for 911 centers,” said Chris Wooten, Executive Vice President, NICE. “Thousands of 911 centers nationwide are already using the RapidSOS Clearinghouse advanced location data for faster response and better situational awareness, but there are also opportunities to use that same data to improve incident reconstruction on the back end. The integration of RapidSOS and NICE solutions now make that possible.”

How It Works
The NICE Inform solution uses the ANI (automatic number identification) associated with each call to request the device location data from the RapidSOS Clearinghouse (for the device making the call). Once the device location data is captured in NICE Inform, it can be used in a variety of ways:

•	Visual Searching – Users can draw a box around an area on a map and immediately see all recorded calls that came in during a specific time period, along with the precise call locations.
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Precise Incident Visualization and Playback – When selecting any call for playback, users can visualize the movement of the caller on a map, while synchronously listening to the call recording as it plays back.

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Incident Intelligence – The enhanced location data also fuels the NICE Inform Intelligence Center dashboards. For example, managers can quickly pinpoint and visualize the precise location of calls related to any large-scale police, fire or EMS incident, and see what types of incidents are occurring where.

“The beauty of this solution is also in its future potential,” added Wooten. “As the Internet of life-saving things continues to increase and the data in the clearinghouse continues to grow, that data can be made available through NICE Inform, along with the incident recordings, for a complete picture of what happened during an incident and how it happened. This could include health and medical data, vehicle telematics and more.”

NICE will be demonstrating the integrated solution in booth #811 at the APCO 2019 Annual Conference & Expo which is taking place in Baltimore, Maryland, August 11 – 14, 2019.

About NICE Public Safety
NICE Public Safety solutions integrate and put into context information from many sources to help emergency communications centers and investigation departments reconstruct and understand the who, what, when, where and why of an incident. NICE Inform, the industry-leading digital evidence management (DEM) solution, gives emergency control rooms better insight into how to continuously improve their operations. NICE Investigate is the leading open, digital policing solution that automates and expedites the entire digital investigation process, helping to increase case clearance rates. Over 3,000 organizations worldwide rely on NICE public safety solutions.

About RapidSOS
Partnering with Internet of Things (IoT) companies and the public safety community, RapidSOS provides a rich data link to public safety via the RapidSOS Clearinghouse – sending life-saving data to aid in emergency response. RapidSOS implements best-in-class security practices including end-to-end encryption for data in the Clearinghouse and an information security management program developed with IBM that has achieved ISO 27001 compliance, a rigorous and globally-recognized cybersecurity certification. The RapidSOS Clearinghouse is a free service to public safety, and is integrated with all major vendors of 911 call-taking, dispatching and mapping software. Learn more about RapidSOS: www.rapidsos.com.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by  Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.